Contact

801-824-5544 (Mobile)
brett@bcrockett.com

www.linkedin.com/in/bcrockett
(LinkedIn)
www.bcrockett.com (Other)
www.readeo.com (Company)

Top Skills

Landing Page Optimization

Marketing Strategy

Branding

Languages

English (Native or Bilingual)

French (Professional Working)

Honors-Awards

AIGA 100 Show - Letterpress Peaks

In-House Design Award - Letterpress
Peaks

In-House Design Award - Readeo
Web App & Identity Design

Patents

Design - Purple Mattress Cover

Brett Crockett

Partner @ Harmon Brothers, CMO @ HOMESTEAD TV +
Letterpress Printer
South Jordan, Utah, United States

Summary

Specialties: Branding and identity, advertising, user experience
design, web funnels, letterpress, and use of the serial comma.

Experience

Harmon Brothers
7 years 7 months

Marketing Director & Partner
May 2020 - Present (4 years)
Salt Lake City Metropolitan Area

Funnel Team Lead
May 2018 - May 2020 (2 years 1 month)

Graphic Design Lead
October 2016 - May 2018 (1 year 8 months)

The Early Light Academy at Daybreak
Member Board Of Directors
August 2021 - Present (2 years 9 months)

North Beacon Co.
Creative Director
August 2014 - Present (9 years 9 months)

North Beacon Company is a Salt Lake City-based cross-medium marketing
and design agency with a passion for getting the user experience right on
paper, on screen, and in person. We specialize in telling the stories of leading
brands that are shaping new experiences and new consumption models—
especially in the streaming / online video, and outdoors spaces.

Radi8 Creative
Art Director
December 2010 - August 2014 (3 years 9 months)

Readeo
Co-Founder, Marketing & Design Director
December 2009 - December 2013 (4 years 1 month)

LANDesk Software
Senior Designer
April 2009 - December 2009 (9 months)

Move Networks
Designer
May 2007 - April 2009 (2 years)

Richter7
Interactive Services Specialist
May 2005 - May 2007 (2 years 1 month)

KSL
Onsite Events Coordinator
2005 - 2007 (2 years)

Education

Brigham Young University
Advertising, Advertising Design, Graphic Design, Business
Management · (2002 - 2007)